Exhibit 99.1

Fang Announces Appointment of New Acting CFO and Plan of Issuance of Shares to Management

BEIJING, August 24, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or “we”), a leading real estate Internet portal in China, today announced (1) the appointment of new acting CFO, and (2) its plan of issuance of shares to the management of Fang to raise capital.

Appointment of New Acting CFO

Mr. Ke Wang has been appointed as Fang’s acting Chief Financial Officer to replace Mr. Zijin Li, effective August 31, 2020. Mr. Li has resigned from the company for personal reasons. His resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Fang thanks Mr. Li for his efforts and contributions to the Company.

Prior to joining Fang, Mr. Wang was CFO of two companies in Beijing and has extensive experiences in financial management. Mr. Wang has solid accounting background with an MBA and master’s degree in Electrical Engineering from the University of Hawaii and a bachelor’s degree from the Beijing Institute of Technology.

Plan of Issuance of Shares to Management

Fang plans to raise up to $30 million by issuing Fang’s Class A ordinary shares to the management of Fang at market price which is equivalent to $11.84 per ADS, the weighted average closing price of Fang’s ADS of ten trading days as of Friday, August 21, 2020. The purpose of the new issuance is to increase cash reserves for debt payback as well as to demonstrate the management’s confidence in the company.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com